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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

BATTLE MOUNTAIN GOLD EXPLORATION CORP.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
07159T100
(CUSIP Number)
Tony Jensen
President and Chief Executive Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660

With copies to:

Bruce C. Kirchhoff
Vice President and General Counsel
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660

Paul Hilton, Esq.
Hogan & Hartson L.L.P.
1200 Seventeenth Street, Suite 1500
Denver, CO 80202
(303) 899-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No.	07159T100	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Royal Gold, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-0835164

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0- shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		58,068,052 shares [1,2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- shares

WITH	10	SHARED DISPOSITIVE POWER:

58,068,052 shares [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

58,068,052 shares [1,2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

55.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1 Includes 12,102,940 shares of common stock beneficially owned by IAMGOLD Corporation, which number includes 6,194,000 shares of common stock owned by Repadre International Corporation, and 4,000,000 shares of common stock issuable to IAMGOLD Corporation upon conversion of a debenture in the principal amount of $2,000,000. Also includes 17,774,192 shares of common stock beneficially owned by Mark Kucher, which number includes 3,160,000, 1,000,000, 3,400,000 and 40,000 shares of common stock owned by Bug River Trading Corp., British Swiss Investment Corp., Warrior Resources Corp. and Mr. Kucher’s spouse, respectively, and also which number includes an option to purchase 800,000 shares of common stock at $0.40 per share that vested April 15, 2005 and warrants to purchase up to 2,512,096 shares of common stock at $0.31 per share. Also includes 24,190,920 shares deemed beneficially owned by Royal Gold upon conversion of the current outstanding amounts under a bridge loan facility. See “Item 3 — Source and Amount of Funds or Other Consideration” and “Item 4 — Purpose of the Transaction” below and “Item 5 — Interest in Securities of Issuer” of Amendment No. 2 of this Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 2, 2007 for more information.

CUSIP No.	07159T100	Page	3	of	5
2 Includes shares that are subject to limitations on Royal Gold’s voting rights. See “Item 4 — Purpose of Transaction” and “Item 5 — Interest in Securities of Issuer” of Amendment No. 2 of this Schedule 13D filed with the SEC on April 2, 2007 for more information.
3 Based on 72,620,620 shares of common stock issued and outstanding as of May 18, 2007 which number is based on information provided by Battle Mountain Gold Exploration Corp.

CUSIP No.	07159T100	Page	4	of	5
This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Royal Gold, Inc. on March 15, 2007, as amended, with respect to common stock, par value $0.001 per share (the “Common Stock”) of Battle Mountain Gold Exploration Corp., a Nevada corporation (“Battle Mountain”) based on updated capitalization information provided by Battle Mountain. Capitalized terms used herein have the meaning given to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     On May 9, 2007, Royal Gold advanced $600,000 to Battle Mountain pursuant to the Facility Agreement with Battle Mountain and BMGX (Barbados) Corporation (with Battle Mountain “the Borrowers”) pursuant to which Royal Gold will make available to the Borrowers up to $20 million in bridge financing that is convertible at Royal Gold’s option into Common Stock as described more fully in Item 4 below.
Item 4. Purpose of the Transaction.
     Under the Facility Agreement, Royal Gold may convert the outstanding principal, interest and expenses into Common Stock at a conversion price per share of $0.60 at any time during the term of the Facility, up to and including the earlier of 5 business days prior to March 28, 2008 and 45 days following the date which Battle Mountain and Royal Gold terminate the Merger Agreement.
     Royal Gold previously loaned $13,914,552 to Battle Mountain pursuant to the Facility. On May 9, 2007, Royal Gold advanced to an additional $600,000 to Battle Mountain. Royal Gold is deemed to beneficially own 24,190,920 shares of Common Stock into which the total outstanding amount under the Facility may be converted.
     On April 14, 2007, pursuant to the terms of the Facility, the maximum availability of the facility was reduced from $20 million to $15 million.

CUSIP No.	07159T100	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 23, 2007

ROYAL GOLD, INC.
By:	/s/ Karen Gross
	Name:	Karen Gross
	Title:	Vice President and Secretary